UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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 REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT of 1934
 For the month of September 2025
Commission File Number: 001-33574
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 MAG Silver Corp.
(Translation of registrant’s name into English)
 801 - 815 Hastings Street West
VANCOUVER BC CANADA V6C 1B4
(Address of principal executive offices)

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 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

EXHIBIT LIST

Exhibit	Description
99.1	Form 51-102F3 Material Change Report
99.2	Notice of Change in Corporate Structure, dated September 8, 2025

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAG Silver Corp.
(Registrant)

Date: September 10, 2025	By:	/s/ "Delaney Fisher"
Delaney Fisher
SVP, Legal and Secretary